UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

D.R. Horton, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23331A109

(CUSIP Number)

October 5, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23331A109	Schedule 13G	Page 2

1.	Name of Reporting Persons: Horton Family Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 23,903,508
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 23,903,508

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,903,508
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 6.6% (1)
12.	Type of Reporting Person (See Instructions): PN

(1)

The calculation of this percentage is based on 363,702,563 shares of Common stock, par value $0.01 per share (the “Common Stock”) outstanding as of July 22, 2020, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 filed with the Securities and Exchange Commission on July 30, 2020.

CUSIP No. 23331A109	Schedule 13G	Page 3

1.	Name of Reporting Persons: Horton Family GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 23,903,508
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 23,903,508

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,903,508 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 6.6% (2)
12.	Type of Reporting Person (See Instructions): OO

(1)	Consists of 23,903,508 shares held of record by Horton Family Limited Partnership.
(2)

The calculation of this percentage is based on 363,702,563 shares of Common Stock outstanding as of July 22, 2020, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 filed with the Securities and Exchange Commission on July 30, 2020.

CUSIP No. 23331A109	Schedule 13G	Page 4

1.	Name of Reporting Persons: Donald Ryan Horton
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 4,204,045
	6.	Shared Voting Power: 23,903,508
	7.	Sole Dispositive Power: 4,204,045
	8.	Shared Dispositive Power: 23,903,508

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,107,553 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 7.7%(2)
12.	Type of Reporting Person (See Instructions): IN

(1)

Consists of (i) 23,903,508 shares held of record by Horton Family Limited Partnership, (ii) 3,485,240 shares held of record by Mr. Horton and (iii) 718,805 shares held in trusts for the benefit of the children of Douglas Reagan Horton, for which Mr. Horton serves as trustee. Mr. Horton disclaims beneficial ownership with respect to any shares of Common Stock not owned of record by him.

(2)

The calculation of this percentage is based on 363,702,563 shares of Common Stock outstanding as of July 22, 2020, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 filed with the Securities and Exchange Commission on July 30, 2020.

CUSIP No. 23331A109	Schedule 13G	Page 5

1.	Name of Reporting Persons: Douglas Reagan Horton
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 4,107,534
	6.	Shared Voting Power: 23,904,828
	7.	Sole Dispositive Power: 4,107,534
	8.	Shared Dispositive Power: 23,904,828

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,012,362 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 7.7%(2)
12.	Type of Reporting Person (See Instructions): IN

(1)

Consists of (i) 23,903,508 shares held of record by Horton Family Limited Partnership, (ii) 3,456,166 shares held of record by Mr. Horton, (iii) 651,368 shares held in trusts for the benefit of the children of Donald Ryan Horton, for which Mr. Horton serves as trustee, and (iv) 1,320 shares held of record by Mr. Horton’s spouse. Mr. Horton disclaims beneficial ownership with respect to any shares of Common Stock not owned of record by him.

(2)

The calculation of this percentage is based on 363,702,563 shares of Common Stock outstanding as of July 22, 2020, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 filed with the Securities and Exchange Commission on July 30, 2020.

Item 1.	(a). Name of Issuer

D.R. Horton, Inc. (the “Company”)

(b). Address of Issuer’s Principal Executive Offices:

1341 Horton Circle

Arlington, TX 76011

Item 2(a).	Name of Person Filing

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(i)	Horton Family Limited Partnership

(ii)	Horton Family GP, L.L.C.

(iii)	Donald Ryan Horton

(iv)	Douglas Reagan Horton

The Reporting Persons have entered into a Joint Filing Agreement, dated October 13, 2020, a copy of which is filed herewith as Exhibit 1.

Item 2(b).	Address of Principal Business Office

1501 Alta Drive

Fort Worth, TX 76107

Item 2(c).	Citizenship

Each of Horton Family Limited Partnership and Horton Family GP, L.L.C. is organized under the laws of the State of Texas. Donald Ryan Horton and Douglas Reagan Horton are each U.S. citizens.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.01 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

23331A109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person’s cover page. Horton Family Limited Partnership directly holds 23,903,508 shares of Common Stock. Horton Family GP, L.L.C., as the general partner of Horton Family Limited Partnership, may be deemed to beneficially own the shares held directly by Horton Family Limited Partnership. Horton Family GP, L.L.C. is a manager-managed limited liability company. Each of Donald Ryan Horton and Douglas Reagan Horton are managers of Horton Family GP, L.L.C. and may be deemed to beneficially own, and to share voting and dispositive power over, the shares held directly by Horton Family Limited Partnership. See the Form 8-K filed by the Company on October 13, 2020 for further information regarding the contribution of shares to Horton Family Limited Partnership.

Donald Ryan Horton is the record owner of 3,485,240 shares of Common Stock and Douglas Reagan Horton is the record owner of 3,456,166 shares of Common Stock.

Donald Ryan Horton serves as trustee for a total of 718,805 shares of Common Stock held in trusts for the benefit of the children of Douglas Reagan Horton and therefore may be deemed to beneficially own, and to possess sole voting and dispositive power over, such shares. Douglas Reagan Horton serves as trustee for a total of 651,368 shares of Common Stock held in trusts for the benefit of the children of Donald Ryan Horton and therefore may be deemed to beneficially own, and to possess sole voting and dispositive power over, such shares. In addition, Douglas Reagan Horton may be deemed to beneficially own, and to share voting and dispositive power over, 1,320 shares of Common Stock held of record by his spouse.

Each of Donald Ryan Horton and Douglas Reagan Horton disclaim beneficial ownership with respect to any shares of Common Stock not owned of record by such reporting person.

(b) Percent of class:

Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Common Stock listed on such Reporting Person’s cover page.

(c) Number of Shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See each cover page hereof.

(ii)	Shared power to vote or to direct the vote:

See each cover page hereof.

(iii)	Sole power to dispose or to direct the disposition of:

See each cover page hereof.

(iv)	Shared power to dispose or to direct the disposition of:

See each cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2020

HORTON FAMILY LIMITED PARTNERSHIP
By: Horton Family GP, L.L.C., its general partner

By:	/s/ Donald Ryan Horton
Name: Donald Ryan Horton
Title: Manager

By:	/s/ Douglas Reagan Horton
Name: Douglas Reagan Horton
Title: Manager

HORTON FAMILY GP, L.L.C.

By:	/s/ Donald Ryan Horton
Name: Donald Ryan Horton
Title: Manager

By:	/s/ Douglas Reagan Horton
Name: Douglas Reagan Horton
Title: Manager

DONALD RYAN HORTON

/s/ Donald Ryan Horton

DOUGLAS REAGAN HORTON

/s/ Douglas Reagan Horton

EXHIBIT LIST

Exhibit 1	Joint Filing Agreement, dated October 13, 2020, among the Reporting Persons (filed herewith).